Exhibit 99.10

Quentin Koffey

Director, Board of Directors of Masimo Corporation

106 West 52nd Street
New York, New York 10019

May 8, 2024

Via Email Only

Masimo Corporation
Attn: Joe Kiani

Chief Executive Officer

52 Discovery

Irvine, California 92618

jkiani@masimo.com

Via Hand Delivery

Masimo Corporation

c/o Corporation Service Company

251 Little Falls Drive

Wilmington, DE 19808

Re: Demand to Inspect Books and Records Pursuant to 8 Del. C. § 220(d)

Dear Mr. Kiani:

I write in my capacity as a member of the Board of Directors (the “Board”) of Masimo Corporation (“Masimo” or the “Company”) to demand that certain books and records of the Company be made available to me pursuant to Section 220(d) of the Delaware General Corporation Law (“Section 220(d)”) concerning the contemplated spin-off (the “Spin-Off”) and/or joint venture (“JV” and, together with the Spin-Off, the “Potential Transactions”) of the Company’s consumer business. Despite my repeated requests, I have not received information as basic and fundamental as even the name of the contemplated JV partner (the “JV Partner”).

The Delaware Court of Chancery has repeatedly held that, as a director of the Company, I have the right to “unfettered access” to the books and records of the Company. See Kortum v. Webasto Sunroofs, Inc., 769 A.2d 113, 118 (Del. Ch. 2000) (“there is a presumption that a sitting director is entitled to unfettered access to the books and records of the corporation for which he sits and certainly is entitled to receive what the other directors are given.”) (emphasis added); Hyde Park Venture Partners Fund III, L.P. v. FairXchange, LLC, 292 A.3d 178, 193 (Del. Ch. 2023) (Section 220(d) “gives sitting directors a presumptive right to obtain information from the corporation.”); Sinchareonkul v. Fahnemann, 2015 WL 292314, at *5 (Del. Ch. Jan. 22, 2015) (“One obvious and familiar right is a director’s ability to obtain information about the corporation she serves. But perhaps the most fundamental right is the ability to participate in the board’s collective deliberations and any resulting exercise of its power and authority over the business and affairs of the corporation.”); Holdgreiwe v. Nostalgia Network, Inc., 1993 WL 144604, at *7 (Del. Ch. Apr. 29, 1993) (“The rights of directors to access to the corporate books and records are recognized by Delaware law as of fundamental importance and a necessary concomitant to the imposition upon directors of fiduciary duties. . . . If [a director’s] inspection of [a corporation’s] records is to effectuate its purpose of enabling him to determine whether management wrongdoing has occurred, his access to [the corporation’s] records must necessarily be broad and unrestricted.”).

Pursuant to that authority, I hereby demand that the following books and records of the Company be made available to me for inspection and copying:

1.	All documents[1] identifying the JV Partner;

2.	All documents and communications relating to the Potential Transactions, including, without limitation, communications with the Company’s counsel, financial advisors, or any other advisors;

3.	All communications between the Company’s management and/or any member of the Board (and their respective agents) and the JV Partner and/or its agents;

4.	All reports, presentations, notes, and other documents considered by the Company’s management and/or any member of the Board (and their respective agents) in evaluating the Potential Transactions and/or JV Partner;

5.	All documents, presentations, and analyses prepared by any outside counsel, consultants, or advisors on behalf of the Company, management, and/or any member of the Board concerning the Potential Transactions and/or JV Partner;

6.	All documents, including any term sheets, detailing the proposed terms of the Potential Transactions; and

7.	All documents demonstrating Mr. Kiani’s actual or contemplated economic interest (if any), leadership role (if any), or governance rights (if any) with respect to the JV, the JV Partner, or as a result of the Potential Transactions.

I am requesting the above-listed documents, all of which I have requested previously, for purposes related to my role as a director of the Company, including but not limited to, discharging my fiduciary duties as a director to conduct due diligence on and otherwise consider the Potential Transactions. Furthermore, Mr. Kiani has made the highly unusual and entirely inappropriate demand that directors sign a non-disclosure agreement. Directors have fiduciary duties to the Company that control and suffice. Therefore, production of the aforementioned information should not be conditioned on the entry of such an agreement.

As explained in my letter to Mr. Kiani dated May 2, 2024, I have serious concerns that Mr. Kiani intends to cause the Company, without proper Board oversight or review, to enter into a binding agreement in connection with one of the Potential Transactions prior to the Company’s July 25, 2024 annual meeting in order to entrench his control of the Company’s assets and/or entrench himself in office in advance of a contested election.

The requested materials should be produced as kept in the ordinary course of business and will not be burdensome to produce. I have authorized my counsel, Schulte Roth & Zabel LLP and Cadwalader Wickersham & Taft LLP (and their respective partners, associates, employees and other designees) to conduct the inspection. Their contact information is as follows:

Michael E. Swartz
michael.swartz@srz.com
(212) 756-2471

Richard M. Brand
richard.brand@cwt.com
(212) 504-5757

Please confirm that the requested materials will be produced to Mr. Swartz immediately, and in no event later than May 10, 2024. If you have any questions or are unwilling to produce the books and records for any reason, please inform me immediately so that I can commence legal action in the Delaware Court of Chancery pursuant to Section 220(d).

1 The term “document,” as used herein, shall mean any document or thing in the broadest sense permitted under the Court of Chancery Rules and common law interpreting such rules. The term “document” further means any document now or at any time in your possession, custody or control (together with any of your predecessors, successors, affiliates, subsidiaries, or divisions thereof, and their officers, directors, employees, agents and attorneys).

Sincerely,

Quentin Koffey
Director, Board of Directors of Masimo Corporation